UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at September 19, 2007

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: September 19, 2007

Print the name and title of the signing officer under his signature.

1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684-6365 Fax 604 684-8092 Toll Free 1 800 667-2114 www.grtbasin.com	TSX: GBG AMEX: GBN JSE: GBG

GREAT BASIN GOLD ANNOUNCES ACCEPTANCE OF BURNSTONE MINING RIGHTS
APPLICATION BY THE DEPARTMENT OF MINERALS AND ENERGY IN SOUTH AFRICA

September 19, 2007, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin Gold" or the "Company") announces that the Department of Minerals and Energy ("DME") has accepted the application for a mining right by its wholly owned subsidiary Southgold Exploration (Pty) Ltd ("Southgold") for the Burnstone Project located near Balfour, South Africa. The application was granted under the terms of section 22 of the Mineral and Petroleum Resources Development Act, 2002 ("MPRDA").

The acceptance means that the Company has complied with the submission requirements of the MPRDA and can now submit its scoping report for the Environmental Impact Assessment ("EIA"), the EIA and the Environmental Management Programme ("EMP") within the time frames set out in the MPRDA and other legislation. Normally, a mining right can take up to one year to be processed and approved by the DME.

In addition, the DME approved a new order prospecting right in terms of section 17 of the MPRDA that grants Southgold the right to undertake exploration activities on properties adjacent to the Burnstone project and in the South Witwatersrand area.

President and CEO Ferdi Dippenaar said: "We are pleased with the progress that we have made thus far in complying with the requirements of the Mineral and Petroleum Resources Development Act. We can only commend the DME for the assistance given to our Company so far in respect to securing of its mineral tenure. With the granting of the prospecting right, Southgold has consolidated its exploration properties in order to support and even possibly expand the Burnstone Project.

Even before having been granted approval to proceed with bulk sample activities, we recognized the important role that the Company could fulfill in the betterment of the community and immediately consulted with the major stakeholders and role-players in the Dipalaseng Municipality. This has resulted in the delivery of a number of projects. We recognize that the Company has a significant role to play in the community, and Great Basin Gold has accepted that responsibility. We also would like to thank the community members for working with us."

Great Basin Gold has two advanced stage gold projects in two of the world's best gold environments. In addition to its Burnstone Gold Project in South Africa's Witwatersrand Goldfield, the Company holds a 100% interest in the Hollister Property on the Carlin Trend in Nevada, USA.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa                       27 (0) 11 884 1610
Melanee Henderson in North America                 1 800 667-2114
Barbara Cano at Breakstone Group in the USA   (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold ("the Company") expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. No guarantees can be given that the required permitting and/or licensing will be approved. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.